



CESSED

MAR 17 2005

THOMSON FINANCIAL



SECURIT **05037205** N

~~Washington, D.C. 20549~~

3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~CRD111392~~
53159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. Adams Street Suite 2125

(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. O'Connor   (573) 659-4443

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo,C.P.A. c/o Russell P. Cannizzo & Company

(Name – if individual, state last, first, middle name)

415 E. Golf Road Suite 119	Arlington Heights	Illinois	60005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



SEC MAIL RECEIVED PROCESSING
FEB 2 5 2005
WASH. D.C. 202 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James T. O'Connor___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Retirement Plan Advisors, Inc.___ , as of ___December 31___ , 20 ___04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature
Retirement Plan Advisors, Inc
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

January 18, 2005

To the Board of Directors
Retirement Plan Advisors, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (a corporation), as of December 31, 2004 and 2003 and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

RETIREMENT PLAN ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash	$ 114,653	$ 84,207
Due from Affiliate	-	20,000
Prepaid income taxes	1,289	-
Total Current Assets	115,942	104,207
Property and Equipment		
Computer Equipment	11,820	11,820
Office Furniture	4,722	4,722
Telephone System	4,690	4,690
	21,232	21,232
Less Accumulated Depreciation	(13,919)	(9,943)
Net Property and Equipment	7,313	11,289
TOTAL ASSETS	$ 123,255	$ 115,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Income Taxes Payable	$ -	$ 3,301
Total Current Liabilities	-	3,301
Deferred Income Taxes	1,545	2,400
Total Liabilities	1,545	5,701
Stockholders' Equity		
Common Stock: 100,000 Authorized, No Par Value,		
100,000 Shares Issued and Outstanding	57,200	57,200
Additional Paid In Capital	31,263	31,263
Retained Earnings	33,247	21,332
Total Stockholders' Equity	121,710	109,795
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 123,255	$ 115,496

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commission income	$ 1,282,937	$ 660,368
Consulting Fees	248,548	306,500
Total revenues	1,531,485	966,868
OPERATING EXPENSES		
Administration/operations charges	763,089	355,341
Bank Charges	-	165
Consulting Fees	1,326	59,869
Depreciation	3,976	3,977
Licenses and Permits	688	4,939
Payroll Wages	684,499	475,004
Payroll Taxes	43,199	40,538
Payroll Processing Fees	906	940
Penalties	-	185
Retirement plan contribution	19,841	14,738
Total Operating Expenses	1,517,524	955,696
Net Operating Income	13,961	11,172
Other Income		
Interest income	1,145	116
Total other income	1,145	116
Net Income Before Income Taxes	15,106	11,288
Income Tax Expense		
Federal Income Taxes	2,653	2,148
State Income Taxes	1,393	1,128
Deferred Income Taxes	(855)	(925)
Total Income Tax Expense (benefit)	3,191	2,351
Net Income	$ 11,915	$ 8,937

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 11,915	$8,937
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation	3,976	3,977
Deferred Income Taxes	(855)	(925)
Change in Prepaid Income Taxes	(1,289)	100
Change in Related Party Receivable	20,000	(20,000)
Change in Accrued Income Tax Payable	(3,301)	3,301
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	30,446	(4,610)
NET CASH FROM INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
NET CASH FROM FINANCING ACTIVITIES		
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	30,446	(4,610)
CASH		
Beginning of year	84,207	88,817
End of year	$ 114,653	$ 84,207
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 8,636	$ 60

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock Shares	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2003	100,000	$ 57,200	$ 31,263	$ 12,395	$ 100,858
Net Income	-	-	-	8,937	8,937
Balances at December 31, 2003	100,000	$ 57,200	$ 31,263	$ 21,332	$ 109,795
Net Income	-	-	-	11,915	11,915
Balances at December 31, 2004	100,000	$ 57,200	$ 31,263	$ 33,247	$ 121,710

The accompanying notes are an integral part of this statement.

1. *NATURE OF OPERATIONS*

Retirement Plan Advisors, Inc. (the "Company") (RPA, Inc.) is a broker-dealer registered under the Security Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is an Illinois Corporation.   The Company has an agreement to clear transactions on a fully disclosed basis through another broker-dealer; the company is not currently executing securities transaction.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C. Accumulated depreciation on property and equipment give rise to a provision for Deferred Income Taxes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

DEPRECIATION

Depreciation for financial reporting purposes is computed using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the company uses Internal Revenue Services prescribe lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash accounts, money market accounts, certificates of deposit and investments with a maturity of three months or less when purchased to be cash equivalents.

3. *RELATED PARTIES*

The company is an affiliate with Retirement Plan Advisors, LLC (RPA, LLC) and DC Plan Consultants, LLC (DCPC, LLC) by way of certain shareholders being members of the respective LLC'S. During the years ended December 31, 2004 and 2003 the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, telephone and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the years ended December 31, 2004 and 2003:

	2004	2003
Consulting fees received by RPA, Inc. from RPA, LLC	$ -0-	$ 18,500
Administration/Operations Charges	$763,089	$355,341

As of December 31, 2004 and 2003 RPA, Inc. is owed $0 and $20,000 from RPA, LLC respectively.

4. *RETIREMENT BENEFITS*

During the year ended December 31, 2002 the company adopted a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code and the discretion of the Board of Directors. Contributions made to the plan for eligible employees were $19,841 and $14,738 for the years ended December 31, 2004 and 2003, respectively.

5. *NET CAPITAL REQUIREMENTS*

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily, however, as of December 31, 2004, the Company had net capital and net capital requirements of approximately $113,109 and $5,000 respectively. The net capital rule may effectively restrict the withdrawal of shareholder's equity.

SUPPLEMENTAL INFORMATION

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC.	AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total Stockholders Equity from Statement of Financial Condition		$121,710
Deduct: Stockholders' Equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		121,710
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits (list)		
Total capital and allowable subordinated liabilities		121,710
Deductions and/or charges:		
A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 8,601	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	
D. Other deductions and/or charges- deposit in transit	-	
Other additions and/or allowable credits (list)		8,601
Net capital before haircuts on securities positions		113,109
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue Concentration	-	
E. Other (list) 2% on money market fund-clearing deposit	-	-
Net capital		$ 113,109

* Nonallowable assets are as follows:		
Property and Equipment	$ 7,313	
Prepaid Income Taxes	1,288	
Other assets	-	
	$ 8,601	

BROKER OR DEALER   RETIREMENT PLAN ADVISORS, INC.   AS OF DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$ 103
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	108,109
15. Excess net capital at 1000% (line 10 less 10% of line 18)	$ 113,006

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. Liabilities from Statement of Financial Condition	1,545
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equilivant value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Total aggregate indebtedness	$ 1,545
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	35%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidted subsidiaries' debits	-
22. Minimum dollat net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-
23. Net capital requirement (greater of line 21 or 22)	-
24. Excess net capital (line 10 less 23)	$ 113,109
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	-

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker/dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partner's securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide list of material nonallowable assets.

RETIREMENT PLAN ADVISORS, INC.
Reconciliation of Net Capital as reported in the Company's
Unaudited FOCUS Report to the Computation Herein
December 31, 2004

Net capital as reported in the Company's unaudited FOCUS Report-Part IIA filing	$ 113,109
Audit adjustment	-
Net capital as reported herein	$ 113,109

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1)-$5,000 capital category as per rule 15c3-1   _____

B. (k)(2)(I)-"Special Account for the Exclusive Benefit of Customers" maintained   _____

C. (k)(2)(II)-All customer transactions cleared through another broker/dealer on a fully disclosed basis

     Name of Clearing firm: Cambridge Investment Research, Inc.   __X__

D. (k)(3)-Exempted by order of the Commission   _____

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Auditor's Report on Internal Control

To the Board of Directors
Retirement Plan Advisor's, Inc.

In planning and performing our audits of the financial statements of Retirement Plan Advisor's, Inc. (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Complying with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the Recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Campos & Company